[NOVONIX LOGO]

ASX ANNOUNCEMENT

(ASX: NVX)

21 December 2022

NOVONIX Change of Financial Year to 31 December

NOVONIX Limited (NASDAQ: NVX, ASX: NVX, OTCQX: NVNXF) (“NOVONIX” or the “Company”) announces that its board of directors has resolved to change the

Company’s financial year end from 30 June to 31 December. The change is made to better align the reporting of the Company’s results with its industry peers.

NOVONIX has made the change in accordance with section 323D(2A) of the Corporations Act 2001 (Cth) and confirms that:

1.
The Company’s previous financial year ended on 30 June 2022;
2.
The Company will have a six-month transitional financial year beginning 1 July 2022 and ending on 31 December 2022; and
3.
Thereafter, from 1 January 2023, the Company will revert to a 12-month financial year, first ending on 31 December 2023.

As a result of the introduction of the six-month transitional financial year, NOVONIX will lodge an annual financial report by 30 April 2023 for the period 01 July 2022 to 31 December

2022 and hold an annual general meeting by 31 May 2023.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company with operations in both Canada and the United States. NOVONIX provides advanced, high-performance materials, equipment, and services for the global lithium-ion battery industry with sales in 14 countries. We develop materials and technologies to support longer-life and lower-cost batteries that are powering us towards a cleaner energy future.

Our NOVONIX Battery Technology Solutions division, based in Halifax, Nova Scotia, Canada, focuses on innovative battery research and development, along with providing advanced battery testing equipment and services on a global scale.

Our NOVONIX Anode Materials division, located in Chattanooga, Tennessee, USA, manufactures our synthetic graphite anode materials used to make lithium-ion batteries which power electric vehicles, personal electronics, medical devices, and energy storage units. To address the growing industry demand, we are working to increase the production capacity of our Riverside facility to 10,000 metric tons of synthetic graphite per annum (tpa), plan to add an incremental 30,000 tpa by 2025 and reach 150,000 tpa of total production by 2030.

To learn more about NOVONIX visit us on LinkedIn, Twitter, or www.novonixgroup.com

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Chantal Theoret, media@novonixgroup.com (media)

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA